

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 18, 2016

Thomas E. Carter
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
545 E. John Carpenter Freeway, Suite 700
Irving, Texas 75062

>   **Re: Nexstar Broadcasting Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 22, 2016**
>   **File No. 333-210333**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   When discussing what the CVRs are intended to represent, you indicate that the value of the CVRs will be reduced by the "indirect benefit such holders will receive as shareholders of the combined company from Nexstar's and Media General's net FCC auction proceeds." Please explain this "indirect benefit" in Plain English. Clarify whether the purchase price reflects the value of the Media General spectrum put up for auction. If so, further explain whether the inclusion of Nexstar's net FCC auction proceeds further reduces the purchase price.

Unaudited Pro Forma Condensed Combined Financial Information, page 182

2.   We note your disclosure on page 187. Pursuant to 11-02(8) of Regulation S-X, revise your pro forma information to give effect to the range of possible results from Nexstar and Media General participating in the FCC spectrum auction. In this regard, the pro forma balance sheet should reflect a liability for the amount to be paid to the holders of the CVRs. In addition, it appears the pro forma income statement should give effect to the divesture of stations in connection with the sale of the spectrum.

Note 2 – Purchase Price Allocation, page 187

3.   We note that Media General calculates the value of each CVR between $0-$4 per share of Media General stock, which computes to an aggregate dollar range from $0 to more than $500 million. In a separate note, please disclose the range of total proceeds on which these calculations were premised. Additionally, as applicable, please explain the calculable differences, if any, in the amounts and the pro effects of the CVR distribution before and after the merger.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications